K  R  A  M  E  R   L  E  V  I  N   N  A  F  T  A  L  I  S  &  F  R  A  N  K  E  L  LLP

                         Alexander J. Freedman
                         Associate
                         Phone:  212-715-9379
                         Fax:  212-715-8101
                         AFreedman@KRAMERLEVIN.com

                                                November 6, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F 450 Fifth Street, N.E.
Washington, D.C. 20549-4561

Attn:  Kathleen Collins

Re:	BluePhoenix Solutions Ltd. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2008 Filed on March 31, 2009 Form 6-Ks Filed on February 17, 2009 and May 12, 2009 File No. 333-06208

Dear Ms. Collins:

Enclosed is a memorandum (the “Memorandum”) from the Company setting forth the response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter to the Company, dated October 16, 2009 (the “Comment Letter”), with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2008 (the “Form 20-F”) and the Company’s Response Letters dated August 6, 2009 and September 30, 2009.

For your convenience, the Staff’s comments contained in the Comment Letter have been restated in the Memorandum in their entirety, with the responses to the comments set forth immediately under the comments. The headings and numbered paragraphs in the Memorandum correspond to the headings and numbered paragraphs of the Comment Letter.

                                              Regards,

                                             /s/ Alexander J. Freedman
                                             Alexander J. Freedman

cc:           Melissa Feider, Division of Corporation Finance

M E M O R A N D U M

TO:	Kathleen Collins of the Division of Corporation Finance

FROM:	Varda Sagiv

DATE:	November 6, 2009

RE:	BluePhoenix Solutions Ltd.

File No. 333-06208

Please find attached BluePhoenix Solutions Ltd.’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in its letter to BluePhoenix Solutions Ltd., dated October 16, 2009.

Please note that we have attached as Exhibits to our responses certain excerpts from the 2008 Form 20-F which set forth proposed revisions to the filing. Once the Staff indicates that it has no further comments with regard to the filing, we intend to file an amended Form 20-F containing the final revised text. We have marked the relevant Exhibits containing excerpts from the Form 20-F to reflect changes made from the text of the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 5. Operating and Financial Review and Prospects

Overview, page 38

1.
We note your response to prior comment 2 and your proposed revisions to the Overview discussion as provided in Exhibit A. Please revise your tabular presentation to reconcile adjusted EBITDA to net income (loss) rather than operating income (loss) disclosure of non-GAAP EBITDA pursuant to Questions 14 and 15 of out Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, Further, it appears that you use adjusted EBITDA as both a performance measure and a liquidity measure and therefore you should also provide a reconciliation to operating cash flows. Please revise accordingly.

Company Response:

In response to the Staff’s comment, Exhibit A attached hereto as a proposed revision to the “Overview” section of Item 5, contains a tabular presentation which reconciles adjusted EBITDA to both net income (loss) and operating cash flows.

Item 18. Financial Statements

Note 1. Summary of Significant Accounting Policies

I. Goodwill and Other Purchased Intangible Assets, page F-11

2.
We note from your response to prior comment 6 that your 42% control premium was calculated based on recent mergers and acquisitions in Israel and abroad involving similar companies that took place during the six months ended March 31, 2009. We also note the three example transactions included in this data. Please revise your disclosures to describe the total data set used in further detail (e.g. the total number of transactions, how you selected “similar companies”, etc.). Also, please describe how you used that data to determine the 42% control premium for the Company.

Company Response:

In response to the Staff’s comment, Exhibit B attached hereto as a proposed revision to the “Goodwill and other purchased intangible assets” section of Note 1, discloses in further detail the data and assumptions used in determining the control premium. The Company identified 30-40 transactions in the six months ended March 31, 2009.  Of this number, the Company identified 6 comparable transactions in the software and IT industry.

EXHIBIT A

Overview

We concentrate our resources on a single line of business – IT modernization solutions. We continue to pursue selective acquisitions that we believe will enrich our technological offering and will expose us to new geographies and markets. As a result of recent acquisitions and other factors described below under “Operating Results,” our revenues increased during recent years, from $61.4 million in 2006 to $81.2 million in 2007 and to $91.7 million in 2008.

We enhance our solutions and services via internal development of new software tools and devote significant resources to the development and marketing of new software modernization tools. We continue to reinvest in the Company through our investment in technology and process improvement. In 2008, our investment in research and development amounted to $18.4 million, as compared to $12.7 million in 200 7. In addition, we invest in businesses that develop software tools that are complementary to our existing portfolio and we invest in a skilled and specialized workforce.

In January 2008, we acquired TIS, a company incorporated in Cyprus~~,~~ that wholly owns a subsidiary incorporated in India, TISA Software Consultants Private Limited, or TIS. TIS provides consulting services, solutions and value added products to the banking industry, specializing in the market for Temenos GLOBUS/T24™. In May 2008, we acquired the activity of JLC, an offshore professional outsourcing center in Nitzni, Russia.

We believe that several factors have significantly contributed to the increasing interest in our solutions and have helped to drive the growth in revenues from services. We continued to strengthen our sales team. Management has devoted significant attention to market awareness and to establishing a strong reputation as a leader in the modernization market. We have also increased our marketing efforts through targeted exhibitions, an expanded public relations program, web and email marketing, online web casts and other lead generation campaigns.

In evaluating our results, we focus on the following key financial and operating data: revenue growth, gross margin, recurring revenues, cash flow and adjusted EBITDA. We measure our revenue growth and recurring revenues as growing percentages year over year. Recurring revenues are also analyzed in terms of revenues from products, revenues from projects based on our tools, revenues based on geography and revenues from maintenance and long term service contracts. Projects and services are priced in an effort to generate a gross margin of not less than 50% on a non-GAAP basis as described below. In addition, cash flow from operating activities is targeted to be positive (see also Item 5.B. Liquidity and Capital resources).

The non-GAAP Measure of “adjusted EBITDA” serves as an additional indicator of our operating performance and not as a replacement for other measures such as cash flows from operating activities and operating income in accordance with GAAP. We believe that adjusted EBITDA is useful to investors as a measure of forward-looking cash flows as it excludes depreciation and amortization, stock based compensation and non recurring charges. Stock-based compensation is an incentive for certain individuals who are part of the executive management. Furthermore, such incentives include mainly RSU’s which are measured based on the share price at the grant date. They are affected by historical stock prices which are irrelevant to forward-looking analyses and are not necessarily linked to the operational performance. We also believe that adjusted EBITDA is commonly used by analysts and investors in our industry and enables shareholders and potential investors to apply multiples on adjusted EBITDA in making investment decisions with respect to our company. Our management uses the Non-GAAP measure of adjusted EBITDA as the main indicator to evaluate operational performance and future cash flow of our business, and to assist management in allocating financial resources and workforce as well as to determine strategic targets and executive management remuneration.

Adjusted EBITDA does not take into account certain items and therefore it has inherent limitations. We obtain our adjusted EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes and losses on exchange incurred during the fiscal year. We exclude from our adjusted EBITDA calculation the effects of non-monetary transactions recorded, such as stock-based compensation, one-time expenses related to cost saving plan and non-cash derivatives expenses. To compensate for these limitations, the Company analyzes adjusted EBITDA in conjunction with other GAAP measures and other operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure. Investors should carefully consider the specific items included in adjusted EBITDA. While adjusted EBITDA has been disclosed to permit a more complete comparative analysis of our operating performance relative to other companies, investors should be cautioned that adjusted EBITDA as reported by us may not be comparable in all instances to adjusted EBITDA as reported by other companies.

The following table provides a reconciliation of net income (loss) to adjusted EBITDA for the periods indicated:

	2008	2007	2006
Net income (loss)	(28,601)	(8,196)	4,672
Amortization of intangible assets	9,110	9,512	5,651
Goodwill impairment	13,328	-	-
Capitalization of software development costs	-	(3,944)	(6,403)
Stock-based and non-cash compensation	2,825	2,794	40
Restructuring expenses and one-time charges	2,338	2,664	-
Net loss (income)from discontinued operation	8,512	7,489	(273)
Minority interest an equity in losses	228	164	113
Income tax expenses (benefit)	(330)	68	(407)
Financial expenses and other income	1,839	3,451	3,271
Adjusted EBITDA	9,249	14,002	6,664
The following table provides a reconciliation of cash flow provided by operating activity to adjusted EBITDA for the periods indicated:

	2008	2007	2006
Cash flow provided by operating activity	902	16,096	8,079
Financial expenses and other income paid in cash	801	1,708	127
Capitalization of software development costs	-	(3,944)	(6,403)
Restructuring expenses and one-time charges paid in cash	1,826	694
Increase (decrease) in trade receivable	4,702	(4,213)	10,282
Increase (decrease) other current assets	407	(936)	824
Decrease (increase) in trade payables	(992)	601	(1,086)
Decrease (increase) in other accounts payables	744	3,155	(5,233)
Income tax paid in cash	859	841	74
Adjusted EBITDA	9,249	14,002	6,664

EXHIBIT B

I.	Goodwill and other purchased intangible assets:

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired.

Goodwill is not amortized, but rather is subject to an annual impairment test. The Company performs an annually impairment test, or more frequently if impairment indicators are present. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the assets is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (discounted cash flow) of the impaired asset (see also Note 1H).

The Company performed impairment tests in 2008 and 2007. The goodwill impairment tests conducted in two steps as set forth in paragraphs 19-20 to SFAS 142 (in 2006 impairment test, the Company did not reach step 2). In the first step, the Company determines the fair value of the reporting unit using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, the Company would then perform the second step of the impairment test which requires allocation of the reporting unit's fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any.

The Company determines the fair value of a reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates its fair value at this time. The Company has corroborated the fair values using the Market Approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, the Company evaluated the reasonableness of the estimated fair value of its reporting units by reconciling to its market capitalization. This reconciliation allowed the Company to consider market expectations in corroborating the reasonableness of the fair value of its reporting units. The ability to reconcile the gap between the market capitalization and the aggregate fair value depends on various factors, some of which are quantitative, such as an estimated control premium that an investor would be willing to pay for a controlling interest in the Company, and some of which are qualitative and involve management judgment, including stable relatively high backlog and growing pipe line. In such reconciliation, the Company considered a 42% effective control premium rate which reflects the weighted average control premium rate implied from six (6) published transactions involving controlling interests in comparable companies in Israel and abroad, that took place during the six months ended March 31, 2009. These six (6) transactions were selected because they involved companies in the software and the IT service industries.